Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus dated January 15, 2010
Registration No. 333-164315
January 15, 2010
Teekay Corporation
Pricing Supplement
Pricing Supplement dated January 15, 2010 to Preliminary Prospectus dated January 15, 2010 of Teekay Corporation (or Teekay). This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus. The information in this Pricing Supplement supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus.

Issuer:	Teekay Corporation

Title of Security:	8.500% Senior Notes due 2020

Aggregate Principal Amount:	$450,000,000

Maturity:	January 15, 2020

Public Offering Price:	99.181%, plus accrued interest, if any, from January 27, 2010

Coupon:	8.500%

Yield to maturity:	8.625%

Spread to Benchmark Treasury:	+492 basis points

Benchmark Treasury:	UST 3.625% due 8/15/2019

Interest Payment Dates:	January 15 and July 15 of each year, beginning on July 15, 2010

Record Dates:	January 1 and July 1

Optional Redemption:	Teekay may redeem all or a portion of the notes at any time before their maturity date at a redemption price equal to the greater of
(a) 100% of the principal amount of the notes to be redeemed and
(b) the sum of the present value of the remaining scheduled payments of principal and interest discounted to the redemption date at the treasury yield plus 50 basis points plus accrued interest to the date of redemption.

Optional Redemption with Equity Proceeds:	Prior to January 15, 2013, Teekay may redeem up to 35% of the notes with the net proceeds of certain equity offerings at a redemption price equal to 108.5% of their principal amount plus accrued interest to the date of redemption.

Change of Control Triggering Event:	101% of the principal amount, plus accrued and unpaid interest, if any.

Gross Proceeds:	$446,314,500

Underwriting Discount:	1.736% per note, $7,810,504 in the aggregate

Net Proceeds to Issuer before Expenses:	$438,503,996

Approximate Net Proceeds to Issuer after
Estimated Expenses:	$437,000,000

Use of Proceeds:	Fund the tender offer for all of Teekay's outstanding 8.875% Senior
Notes due 2011, of which $176.6 million in aggregate principal amount was outstanding as of December 31, 2009, and to repay (a) all of the
$150.0 million of debt outstanding under one of Teekay's term loans and (b) a portion of the borrowings outstanding under one of Teekay's revolving credit facilities.

Trade Date:	January 15, 2010

Settlement Date:	January 27, 2010 (T+7)

Ratings:	B1/BB1

Joint Book-Running Managers:	J.P. Morgan Securities Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Co-Managers:	BNP Paribas Securities Corp. DnB NOR Markets, Inc. ING Financial Markets LLC Scotia Capital (USA) Inc.

Allocation:	Underwriters	Principal Amount
	J.P. Morgan Securities Inc.	$270,000,000
	Citigroup Global Markets Inc.	$90,000,000
	Deutsche Bank Securities Inc.	$54,000,000
	BNP Paribas Securities Corp.	$9,000,000
	DnB NOR Markets, Inc.	$9,000,000
	ING Financial Markets LLC	$9,000,000
	Scotia Capital (USA) Inc.	$9,000,000

Denominations:	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers:	CUSIP: 87900YAA1 ISIN: US87900YAA10

Listing:	None

Form of Offering:	SEC Registered (Registration No. 333-164315)
Additional Information:
The as adjusted financial data appearing on page 24 of the Preliminary Prospectus will be updated to reflect the following changes ($ in thousands, except ratios):

As adjusted financial data Consolidated:		As adjusted financial data Teekay Parent:
EBITDA(10)	$7,762	EBITDA(10)	$(327,975)
Adjusted EBITDA(10)	$617,221	Adjusted EBITDA(10)	$250,846
Cash interest expense(13)	$276,122	Cash distributions from public subsidiaries(15)	$130,106
Cash and cash equivalents	$479,334	Cash distributions from OPCO(16)	$54,427
Total debt (less restricted cash)(14)	$4,605,004	Cash interest expense(13)	$108,913
Ratio of total debt (less restricted cash) to Adjusted EBITDA(10)(12)(14)	7.5x	Cash and cash equivalents	$227,839
Ratio of total debt less total cash to Adjusted EBITDA(10)(12)(14)	6.7x	Total debt (less restricted cash)(14)(17)	$1,096,570
Ratio of Adjusted EBITDA to cash interest expense(10)(13)	2.2x	Ratio of total debt (less restricted cash) to Adjusted EBITDA(10)(14)(17)	4.4x
		Ratio of total debt less total cash to Adjusted EBITDA(10)(14)(17)	3.5x
		Ratio of Adjusted EBITDA to cash interest expense(10)(13)	2.3x
The table appearing on page 27 of the Preliminary Prospectus is updated to reflect the following changes:

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

	As adjusted
	Twelve months ended September 30, 2009
	(unaudited)
	Teekay	Public		Teekay
(in thousands)	consolidated	subsidiaries	Adjustments	Parent
Income statement data:
Reconciliation of EBITDA and Adjusted EBITDA to Net loss
Net Income (loss)	$(578,505)	$(6,521)		$(571,984)
Interest expense, net of interest income	167,489	105,768		61,721
Income taxes	(8,980)	(7,721)		(1,259)
Depreciation and amortization	427,758	244,211		183,547

EBITDA	$7,762	$335,737		$(327,975)

Cash distributions from public subsidiaries(15)	$—	$—	$(130,106)	$130,106
Cash distributions from OPCO(16)	—	—	(54,427)	54,427
Restructuring charge	16,466	7,106		9,360
Foreign exchange (gain) loss	15,992	17,191		(1,199)
Gain on sale of vessels and equipment—net of writedowns	(30,588)	—		(30,588)
Goodwill impairment charge	334,165	—		334,165
Amortization of in-process revenue contracts	(75,411)	(421)		(74,990)
Unrealized losses on derivative instruments	239,869	133,793		106,076
Realized losses (gains) on interest rate swaps	101,662	62,882		38,780
Realized losses (gains) on interest rate swaps in joint ventures	7,304	(5,380)		12,684

Adjusted EBITDA	$617,221	$550,908	$(184,533)	$250,846

Reconciliation of Adjusted EBITDA to Net operating cash flow
Net operating cash flow	$486,502	$411,367		$75,135
Expenditures for drydocking	99,421	47,542		51,879
Interest expense, net of interest income	167,489	105,768		61,721
Change in non-cash working capital items related to operating activities	(207,041)	(86,649)		(120,392)
Gain on sale of marketable securities	—	—		—
Writedown of marketable securities	(6,272)	—		(6,272)
Writedown of intangible assets	(10,824)	—		(10,824)
Loss on bond repurchase	—	—		—
Equity income (net of dividends received)	3,840	11,507		(7,667)
Other—net	(27,583)	(2,865)		(24,718)
Employee stock compensation	(13,743)	(370)		(13,373)
Restructuring charges	16,466	7,106		9,360
Realized losses (gains) on interest rate swaps	101,662	62,882		38,780
Realized losses (gains) on interest rate swaps in joint ventures	7,304	(5,380)		12,684
Cash distributions from public subsidiaries(15)	—	—	$(130,106)	$130,106
Cash distributions from OPCO(16)	—	—	(54,427)	54,427

Adjusted EBITDA	$617,221	$550,908	$(184,533)	$250,846

The tables appearing on page 28 of the Preliminary Prospectus will be updated to reflect the following changes:
The following table reconciles cash interest expense, a non-GAAP financial measure, to interest expense, the most directly comparable GAAP financial measure, for Teekay on both a historical consolidated and as adjusted basis:

	Teekay consolidated
			Twelve months ended
	September 30, 2009
	(unaudited)
(in thousands)	Historical	Adjustments	As adjusted

Interest expense	$188,962	$16,975	$205,937
Interest income	(39,597)		(39,597)
Capitalized interest	15,502		15,502
Realized losses on interest rate swaps	101,662		101,662
Amortization of capitalized loan costs	(7,382)		(7,382)

Cash interest expense	$259,147	$16,975	$276,122

The following table reconciles cash interest expense to interest expense of Teekay on a consolidated basis and of Teekay Parent, both individually and with respect to each other, each on an as adjusted basis.

	Twelve months ended
	September 30, 2009
	(unaudited)
	Teekay	Public
	consolidated,as	subsidiaries, as	Teekay Parent,
(in thousands)	adjusted	adjusted	as adjusted

Interest expense	$205,937	$137,426	$68,511
Interest income	(39,597)	(31,658)	(7,939)
Capitalized interest	15,502	2,096	13,406
Realized losses on interest rate swaps	101,662	62,882	38,780
Amortization of capitalized loan costs	(7,382)	(3,537)	(3,845)

Cash interest expense	$276,122	$167,209	$108,913

The “Capitalization” section on page 53 of the Preliminary Prospectus will be updated to reflect the following changes ($ in thousands):

As further adjusted 8.500% Senior Notes due January 2020	$450,000(4)
As further adjusted Other debt	$3,987,263
As further adjusted Retained earnings	$1,564,837
As further adjusted Total debt	$5,261,628(1)(4)

(4)The recorded amount of the notes will be reduced by approximately $3.7 million to reflect the issue price of the notes.
Other information (including net proceeds of the offering and other financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the information contained and changes described herein.
FREE WRITING PROSPECTUS LEGEND
TEEKAY CORPORATION HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION (OR THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS TEEKAY CORPORATION HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT TEEKAY CORPORATION AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, TEEKAY CORPORATION, THE UNDERWRITERS OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST THEM FROM: J.P. MORGAN SECURITIES INC., 4 CHASE METROTECH CENTER, CS LEVEL, BROOKLYN, NY 11425, ATTENTION: PROSPECTUS LIBRARY (TEL: 718-242-8002 OR 866-430-0686); CITI, ATTN: PROSPECTUS DEPT., BROOKLYN ARMY TERMINAL, 140 58TH STREET, 8TH FLOOR, BROOKLYN, NY, 11220, TEL: (800) 831-9146; OR DEUTSCHE BANK SECURITIES INC., 100 PLAZA ONE, JERSEY CITY, NJ 07311, ATTENTION: PROSPECTUS DEPARTMENT, TELEPHONE: (800) 503-4611.
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